

Johnson Matthey


10016168

August 4, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 09 2010
WASH, D.C.
211
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70091410000086154062
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1. **Notification of Transactions of Directors/Persons** — **13 July 2010**
2. **Notification of Major Interests in Shares** — **13 July 2010**
3. **Announcement – Alan Thomson** — **15 July 2010**
4. **Poll Results – Annual General Meeting** — **21 July 2010**
5. **Interim Management Statement** — **21 July 2010**
6. **Notification of Transactions of Directors/Persons** — **23 July 2010**
7. **Notification of Transactions of Directors/Persons** — **27 July 2010**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

8/18

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   G P Otterman

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   Notification relates to the person named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   G P Otterman

8. State the nature of the transaction:

   Exercise of executive share options and subsequent disposal of shares. Details are as follows:

	Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Sale Price (£)*
G P Otterman	2,114	19/07/2000	9.42	15.530998

9. Number of shares, debentures or financial instruments relating to shares acquired:

   See 8 above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

13. Price per share or value of transaction:

    See 8 above

14. Date and place of transaction:

    9 July 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

    N/A

16. Date issuer informed of transaction:

    12 July 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
13 July 2010

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights
   An acquisition or disposal of instruments with similar economic effect to qualifying instruments

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

   N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   8 July 2010

6. Date on which issuer notified:

   12 July 2010

7. Threshold(s) that is/are crossed or reached:

   Holding has gone below 10%

8. Notified details:

A. VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 22,764,437

   Number of voting rights: 22,764,437

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 20,570,656

   % of voting rights (direct): N/A

   % of voting rights (indirect): 9.58%

B QUALIFYING FINANCIAL INSTRUMENTS

N/A

C FINANCIAL INSTRUMENTS WITH SIMILAR ECONOMIC EFFECT TO QUALIFYING FNIANCIAL INSTRUMENTS

Type of financial instrument: CFD

Exercise price: N/A

Expiration date: N/A

Exercise/Conversion period: N/A

Number of voting rights instrument refers to: 578,823

% of voting rights (Nominal): 0.27%

% of voting rights (Delta): 0.27%

Total voting rights: 21,149,479 shares (9.85%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 21,149,479 shares (9.85%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Deputy Company Secretary, Johnson Matthey plc

15. Contact Telephone Number: 020 7269 8461

13 July 2010

Johnson Matthey PLC
15 July 2010

Pursuant to Listing Rule 9.6.14, Johnson Matthey Plc announces that Alan Thomson, a non-executive director, the Senior Independent Director and Chairman of the Audit Committee, is to be appointed as a non-executive director of Hays plc on 1st October 2010, and will become Chairman of Hays plc following its Annual General Meeting on 10th November 2010.

Annual General Meeting held on Wednesday 21 July 2010 – Poll Results

Johnson Matthey plc (the "Company") announces that at today's Annual General Meeting all resolutions were passed on a poll.

The results of the poll are as follows:

RESOLUTION	For	For (%)*	Against	Against (%)*	Votes Total	Votes Withheld **
1. To receive Company's accounts for the year ended 31 March 2010	148,525,749	99.89	167,961	0.11	148,693,710	268,533
2. To receive and approve the Directors' Remuneration Report	135,194,067	95.30	6,669,299	4.70	141,863,366	7,077,744
3. To declare a final dividend of 27.9p per share on the ordinary shares	148,838,610	100.00	6,646	0.00	148,845,256	107,017
4. To elect Mr W F Sandford	148,277,790	99.63	544,899	0.37	148,822,689	129,597
5. To re-elect Mr M J Roney	148,318,271	99.66	502,632	0.34	148,820,903	130,961
6. To re-elect Mrs D C Thompson	148,318,268	99.66	503,697	0.34	148,821,965	130,730
7. To re-elect Mr A M Thomson	148,308,410	99.66	512,277	0.34	148,820,687	131,586
8. To re-elect Mr R J W Walvis	148,304,284	99.66	512,763	0.34	148,817,047	134,117
9. To re-appoint KPMG Audit Plc as auditors	148,545,743	99.81	287,358	0.19	148,833,101	119,148
10. To authorise the directors to determine the remuneration of the auditors	148,677,558	99.90	155,371	0.10	148,832,929	129,090
11. To authorise the Company to make political donations and incur political expenditure within certain limits	147,101,087	98.94	1,571,207	1.06	148,672,294	279,929
12. To authorise the directors to allot shares	141,895,403	95.99	5,934,690	4.01	147,830,093	1,122,180
13. To disapply the pre-emption rights attaching to shares	148,265,722	99.63	552,813	0.37	148,818,535	133,714
14. To authorise the Company to make market purchases of its own shares	148,766,688	99.96	61,683	0.04	148,828,371	123,902
15. To call general meetings other than annual general meetings on not less than 14 clear days' notice	141,284,439	94.93	7,546,182	5.07	148,830,621	121,628
16. To adopt new Articles of Association	148,747,452	99.98	30,456	0.02	148,777,908	134,492

* Figures shown are percentages of total votes cast excluding votes withheld.

** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes for or against a resolution.

In accordance with Listing Rule 9.6.2, two copies of all resolutions passed as special business have been submitted to the Financial Services Authority and will be available for inspection at the UKLA's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

For further information please contact Angela Purtill, Deputy Company Secretary on +44 (0)20 7269 8461.



Johnson Matthey

News Release

For release at 7.00 am on Wednesday 21st July 2010

Johnson Matthey Plc
Interim Management Statement

Commenting on current trading at the Annual General Meeting to be held at 11.00 am today, Sir John Banham, Chairman of Johnson Matthey, will provide the following statement:

"Johnson Matthey has made a good start to the financial year with the first quarter benefiting from a continuation of the positive trends seen in our major markets during the second half of 2009/10.

In the three months to 30th June 2010 the group's sales excluding precious metals ("sales") were 32% ahead of the same period last year and slightly up on those in the fourth quarter of 2009/10. While there is not a great deal of seasonality in most of our businesses, the fourth quarter is usually our strongest. Underlying profit before tax was 47% ahead of the first quarter of last year and in line with that in the previous three months. The group's financial position remains strong.

Environmental Technologies Division's sales were 39% ahead of the same period last year and in line with those in the previous quarter. Emission Control Technologies' sales in the first quarter were also 39% up on the same period last year and were in line with the fourth quarter of last year. Autocatalyst sales volumes held up well in all the major regions. Sales of heavy duty diesel catalysts continued to steadily improve and were nearly double those in the same period last year and 12% ahead of the fourth quarter. Process Technologies' sales were 35% ahead of the first quarter of 2009/10 but were 8% down on the previous quarter, reflecting strong replacement catalyst sales in Q4 ahead of summer shutdowns by its customers.

Precious Metal Products Division had a strong first quarter benefiting from robust platinum group metal prices and good demand for industrial products and precious metal refining. Average platinum prices in the first quarter were 39% higher than in the same period last year and 4% up on those in the fourth quarter. The division's sales in the quarter were 34% up on the same period last year and 14% ahead of the last quarter of 2009/10.

Fine Chemicals Division also performed well with sales in the first quarter 6% ahead of the first quarter of last year, if the one-off benefit received last year from the launch of the first generic version of ADDERALL XR® is excluded. If this one-off benefit is included, sales were in line with those in Q1 last year. The division's sales were 6% ahead of those in the fourth quarter of 2009/10.

Looking ahead, for the group as a whole the second quarter will also be significantly stronger than the same period last year. However, we currently expect that its results will be lower than those in the first quarter due to normal seasonal factors, an expected end to recent stock building by the car companies and the potential impact on consumer confidence of economic uncertainty, particularly in Europe. As stated at the time of our full year results, the outlook for the second half of the year still remains harder to predict but, if demand remains at current levels our full year results will be well ahead of last year."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Robert MacLeod	Group Finance Director	020 7269 8484
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

Conference Call for Analysts and Investors

Robert MacLeod, Group Finance Director will host a conference call at 8:00am today, Wednesday 21st July 2010, to discuss this Interim Management Statement.

The dial-in number for UK callers is 0800 387 772; for overseas callers the number is +44 1296 480 180; and the passcode is 237188#. Please dial in at least 5 minutes prior to the start of the conference call to allow time for registration.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   R J MacLeod
   L C Pentz
   W F Sandford

   S Farrant
   N P H Garner
   G P Otterman
   I F Stephenson
   J Walker
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees (CI) Limited

8. State the nature of the transaction:

   Allocation of shares under the Johnson Matthey Long Term Incentive Plan 2007. The shares are subject to a three year vesting period and an earnings per share performance target.

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	72,393
R J MacLeod	31,397
L C Pentz	30,115
W F Sandford	26,640
S Farrant	14,011
N P H Garner	12,741
G P Otterman	12,741
I F Stephenson	19,133
J Walker	16,131
N Whitley	14,496

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

0.12%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

Allocation price: £15.54

14. Date and place of transaction:

22 July 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

	Total holding under Johnson Matthey Long Term Incentive Plan 2007
N A P Carson	256,947
R J MacLeod	86,469
L C Pentz	105,411
W F Sandford	82,801

16. Date issuer informed of transaction:

22 July 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
23 July 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   N P H Garner
   G P Otterman
   L C Pentz
   W F Sandford
   I F Stephenson
   J F Walker
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
S Farrant	21
N P H Garner	21
G P Otterman	24
L C Pentz	24
W F Sandford	21
I F Stephenson	21
J F Walker	21
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.47

14. Date and place of transaction:

21 July 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	174,118
L C Pentz	25,058
W F Sandford	4,929

16. Date issuer informed of transaction:

27 July 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Farrant

Date of Notification
27 July 2010